                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ X ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1. Name and Address of Reporting Person*

   The Goldman Sachs Group, L.P.
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   (Last)                           (First)             (Middle)

   85 Broad Street
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                                    (Street)

   New York,                        New York             10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Great Plains Software, Inc.
   (GPSI)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Year

   March/1999
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [ X ]   Other (specify below)


                            Former 10% Owner
               -------------------------------------------

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [   ] Form filed by One Reporting Person
   [ X ] Form filed by More than One Reporting Person

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

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |2.          | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |Transaction | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Date        | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |(Month/Day/ | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |Year)       |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |   3/1/99   |   S    |   |       01      | D   | $36.22   |      02      |    02   |    02    |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |            |        |   |               |     |          |   67.269944  |    03   |    03    |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

               |        |        |      |               |                 |                       |        |9.       |10.   |      |
               |        |        |      |               |                 |                       |        |Number   |Owner-|      |
               |        |        |      |               |                 |                       |        |of       |ship  |      |
               |2.      |        |      |               |                 |                       |        |Deriv-   |of    |      |
               |Conver- |        |      | 5.            |                 |7.                     |        |ative    |Deriv-|11.   |
               |sion    |        |      | Number of     |                 |Title and Amount       |        |Secur-   |ative |Nature|
               |or      |        |      | Derivative    |6.               |of Underlying          |8.      |ities    |Secur-|of    |
               |Exer-   |        |4.    | Securities    |Date             |Securities             |Price   |Bene-    |ity:  |In-   |
               |cise    |3.      |Trans-| Acquired (A)  |Exercisable and  |(Instr. 3 and 4)       |of      |ficially |Direct|direct|
               |Price   |Trans-  |action| or Disposed   |Expiration Date  |-----------------------|Deriv-  |Owned    |(D) or|Bene- |
1.             |of      |action  |Code  | of (D)        |(Month/Day/Year) |             |Amount   |ative   |at End   |In-   |ficial|
Title of       |Deriv-  |Date    |(Instr| (Instr. 3,    |-----------------|             |or       |Secur-  |of       |direct|Owner-|
Derivative     |ative   |(Month/ |8)    | 4 and 5)      |Date    |Expira- |             |Number   |ity     |Month    |(I)   |ship  |
Security       |Secur-  |Day/    |------| ------------  |Exer-   |tion    |             |of       |(Instr. |(Instr.  |(Instr|(Instr|
(Instr. 3)     |ity     |Year)   |Code|V|  (A)  | (D)   |cisable |Date    |Title        |Shares   |5)      |4)       |4)    |4)    |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option   |        |        |    | |       |       |        |        |             |         |        |         |      |      |
(right to buy) | $27.125|        |    | |       |       |10/10/97|9/10/02 |Common Stock |  2,000  |        |  2,000  |  04  |  04  |
====================================================================================================================================

Instruction 4(b)(v) list of other Reporting Persons:

This statement is being filed by GS Capital Partners, L.P. ("GSCP"), GS Advisors, L.P. ("GS Advisors"), Bridge Street Fund 1994, L.P. ("Bridge Street"), Stone Street Fund 1994, L.P. ("Stone Street" and, together with Bridge Street, "Bridge/Stone"), Stone Street Funding Corp. ("SSF"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group" and, together with GSCP, GS Advisors, Bridge Street, Stone Street, SSF and Goldman Sachs, the "Reporting Persons"). The principal business address of each of the Reporting Persons is 85 Broad Street, New York, New York 10004.

Explanation of Responses:

01: On March 1, 1999, GSCP, Bridge Street and Stone Street sold 439,758, 30,636 and 29,606 shares of common stock, par value $.01 per share, of Great Plains Software, Inc. ("Common Stock"), respectively, at $36.22 per share. As of March 1, 1999, the Reporting Persons ceased to beneficially own more than 10% of the Common Stock reported to be outstanding in the Company's Quarterly Report on Form 10-Q/A for the period ended November 30, 1998 and are therefore no longer subject to Section 16.

02: Goldman Sachs and GS Group may be deemed to own beneficially and indirectly in the aggregate 705,627 shares of Common Stock through GSCP and Bridge/Stone (collectively, the "Limited Partnerships") of which affiliates of Goldman Sachs and GS Group are the general partner or managing general partner. Goldman Sachs is the investment manager of GSCP. GS Group is a general partner of and owns a 99% interest in Goldman Sachs. Goldman Sachs and GS Group each disclaim beneficial ownership of the shares of Common Stock owned by the Limited Partnerships except to the extent of their pecuniary interest therein.

GSCP may be deemed to own beneficially and directly and its general partner, GS Advisors, may be deemed to own beneficially and indirectly, 620,610 shares of Common Stock. GS Advisors disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Bridge Street may be deemed to own beneficially and directly and its managing general partner, SSF, may be deemed to own beneficially and indirectly 43,236 shares of Common Stock. SSF disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Stone Street may be deemed to own beneficially and directly and its general partner, SSF, may be deemed to own beneficially and indirectly 41,781 shares of Common Stock. SSF disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

03: Goldman Sachs and GS Group may be deemed to own  beneficially and indirectly
67.269944 shares of Common Stock which are beneficially and directly owned by Goldman Sachs 1998 Exchange Place Fund, L.P. ("1998 Exchange Fund") (name changed from Greene Street 1998 Exchange Fund, L.P.). Goldman Sachs is the investment manager of the 1998 Exchange Fund. An affiliate of Goldman Sachs and GS Group is the general partner of the 1998 Exchange Fund. GS Group is a general partner of and owns a 99% interest in Goldman Sachs. The 67.269944 shares reported herein as indirectly beneficially owned by Goldman Sachs and GS Group represents GS Group's proportionate interest in the shares of the Issuer owned by the 1998 Exchange Fund.

04: These options were granted under the Great Plains Software, Inc. Outside Directors' Stock Option Plan to a person who is a managing director of Goldman Sachs and at the time of the grant was a director of the Issuer. This person has an understanding with GS Group pursuant to which he holds such options of the benefit of GS Group.

Signatures:

GS CAPITAL PARTNERS, L.P.


By:  s/ Roger S. Begelman
     --------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact


GS ADVISORS, L.P.


By:  s/ Roger S. Begelman
     --------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact


GOLDMAN, SACHS & CO.


By:  s/ Roger S. Begelman
     --------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact


THE GOLDMAN SACHS GROUP, L.P.


By:  s/ Roger S. Begelman
     --------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact


BRIDGE STREET FUND 1994, L.P.


By:  s/ Roger S. Begelman
     --------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact


STONE STREET FUND 1994, L.P.


By:  s/ Roger S. Begelman
     --------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact


STONE STREET FUNDING CORP.


By:  s/ Roger S. Begelman
     --------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact

Date:     April 12, 1999


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.